UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

1. Name of the registrant: Barrett Business Services Inc.

2. Name of persons relying on exemption:

Wayne King

3. Address of persons relying on exemption:

68 Fox Hill Rd.

Califon, NJ 07830

4. Written material:

PLEASE NOTE:

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

(Written Material follows on next page)

May 1, 2019

My fellow shareholders of Barrett Business Services Inc.:

My name is Wayne King, and I am a private investor and owner of BBSI with 290,015 shares representing 3.9% of outstanding. I’ve been an owner continuously since 2008 and believe with effective long-term risk management, the future for BBSI and shareholders is very bright. I have submitted a proposal that the Company adopt market-standard proxy access provisions in our bylaws. Our Board has made several statements in opposition to this proposal, and I wanted to provide some additional context for your consideration.

Proxy access is now a part of good corporate governance. It allows long-term shareholders with material holdings to nominate directors of their choice, and place them on the Company ballot for a full shareholder vote. Since 2014, proxy access has become widely accepted across U.S. companies. It’s now a mainstream feature of S&P 500 companies, nearly so in the Russell 1000, and the momentum behind it is strong.

Proxy access adoption rate	2014	2018
S&P 500	1%	71%
Russell 1000	<1%	48%
Total Adoptions	15	565
Source: Sharkrepellent.net

99.3% of US companies have adopted proxy access with a threshold of 3% ownership held for a minimum of 3 years, including 78 Russell 2000 companies. I expect this trend to continue.

The rapid pace of adoptions confirms that shareholders want more say in director nominations. Proxy access gives owners a voice and a choice.

Our Board’s dismissive response to this mainstream proposal is regrettable. In particular, the Board’s objection that the proposed terms are “not tailored to the Company” rings hollow when the Board has refused to engage with me, despite explicit offers, on this issue. If the Board is merely concerned about the specific terms of the proposal, it could have constructively proposed an alternative, whether to me or to the shareholders generally. Instead, the Board, with an average tenure of 13 years (including four directors with tenures of 15, 18, 19, and 26 years), appears to flatly oppose a mainstream proxy access proposal in a manner reeking of self-preservation.

The Board further points out that “the costs of drafting, ratifying and maintaining a proxy access bylaw are not insignificant,” and further objects to “expense and extra activities”. The costs to the shareholders to adopt proxy access bylaws are minimal, especially when compared to the healthy governance advantage such adoption would provide.

Suggestions that proxy access is “more appropriate” for larger companies, and boilerplate excuses such as “our Board is [already] accountable” also ring hollow, because experienced investors understand that board dysfunction can creep into companies of all sizes, and reducing friction in director nominations through proxy access can be a catalyst to address current and future problems.

Finally, it is particularly ironic that in arguing against adoption of the proposal, the Board suggests that a group of investors with 3% ownership may not have “substantial capital at risk”, when the aggregate share ownership of the six independent directors is only 1.6%.

A principal of good governance is that control should be aligned with the right incentives, and giving shareholders with a material stake in the Company the chance to be heard (and, it’s worth noting, a director nominee would only be elected upon a vote offered to all shareholders) will only further ensure that our Board’s success is properly aligned with the success of the Company.

As a supporter and long-term shareholder with a material financial interest, I believe that all parties will benefit from additional engagement. I have offered a constructive dialogue with the Board on this issue; since the Board has not deigned to work with me, I am now reaching out to you, my fellow shareholders, to modernize and improve the governance of our Company.

I encourage shareholders to vote FOR the proposal by following the instructions provided in the management proxy mailing.

This is not a solicitation of authority to vote your proxy. Please DO NOT send me your proxy card as it will not be accepted.

Sincerely,

/s/ Wayne King

Wayne King

wayne.king.908@gmail.com